Filed pursuant to Rule 433
Registration Statement Nos. 333-137120, 333-137120-01, 333-137120-02, 333-137120-03,
333-137120-04, 333-137120-05, 333-137120-06, 333-137120-07 and 333-137120-08

FPL GROUP CAPITAL INC

Pricing Term Sheet

June 6, 2007

Issuer: FPL Group Capital Inc
Representatives:
Banc of America Securities LLC
J.P. Morgan Securities Inc.
Lehman Brothers Inc.
Wachovia Capital Markets, LLC
Co-Managers:
Bear, Stearns & Co. Inc.
Calyon Securities (USA) Inc.
Deutsche Bank Securities Inc.
Fortis Securities LLC
Greenwich Capital Markets, Inc.
HSBC Securities (USA) Inc.
SunTrust Capital Markets, Inc.
The Williams Capital Group, L.P.

Subordinated Debentures:
Designation:	Series C Junior Subordinated Debentures due 2067
Legal Format:	SEC Registered
Principal Amount:	$400,000,000
Date of Maturity:	June 15, 2067
Interest Rate During Fixed Rate Period:	From Settlement Date to June 15, 2017, at the annual rate of 6.65%, payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2007
Interest Rate During Floating Rate Period:
From June 15, 2017 through maturity at a floating rate based on the 3-month LIBOR Rate plus 212.5 basis points, reset quarterly, payable quarterly on March 15, June 15, September 15 and December 15 of each year, beginning September 15, 2017

Optional Deferral:	Maximum of 10 consecutive years per deferral
Price to Public:	99.840% of the principal amount thereof
Treasury Benchmark:	4.50% due May 15, 2017
Benchmark Yield:	4.972%
Spread to Benchmark Treasury:	+170 basis points
Reoffer Yield:	6.672%
Trade Date:	June 6, 2007
Settlement Date:	June 12, 2007
Make-Whole Call:	At any time prior to June 15, 2017 at 100% plus Make-Whole Premium at discount rate equal to Treasury Yield plus 30 basis points

Tax Event Call:	At any time prior to June 15, 2017 at 100% plus Tax Event Make-Whole Premium at discount rate equal to Treasury Yield plus 50 basis points
Rating Agency Event Call:	At any time prior to June 15, 2017 at 100% plus Rating Agency Event Make-Whole Premium at discount rate equal to Treasury Yield plus 50 basis points
Par Call:	At any time on and after June 15, 2017 at 100% of the principal amount plus accrued and unpaid interest
CUSIP / ISIN Number:	302570AX4 / US302570AX43
Expected Credit Ratings:*
Moody’s Investors Service Inc.:	A3 (Stable Outlook)
Standard & Poor’s Ratings Services:	BBB+ (Stable Outlook)
Fitch Ratings:	A- (Stable Outlook)

*A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll-free at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 1-212-834-4533, Lehman Brothers Inc. toll-free at 1-888-603-5847 or Wachovia Capital Markets, LLC toll-free at 1-866-289-1262.